UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

MA Specialty Credit Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

3 W Main St., Suite 301

Irvington, New York 10533

Telephone Number (including area code):

844-994-4822

Name and address of agent for service:

Paul Grady

Treasurer, Principal Financial Officer, Principal Accounting Officer

MA Asset Management, LLC

3 W Main St., Suite 301

Irvington, New York 10533

COPIES TO:

William Bielefeld, Esq.

Matthew Barsamian, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES ☒   NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Irvington, in the State of New York on the 1st day of July, 2024.

MA Specialty Credit Income Fund

By:	/s/ Paul Grady
Paul Grady
Treasurer, Principal Financial Officer, Principal Accounting Officer